Raven Thomas, RN, CBS

Community Health Nurse | Doula + Future IBCLC | Montessori + Conscious Parenting Enthusiast

Bainbridge, Georgia, United States

Summary

Passionate healthcare professional dedicated to maternal-child, rural and public health, reducing maternal mortality rates, and improving access to care. Experienced in public health, care coordination, fast-paced startup and nonprofit environments.

Expert in lactation support, guiding nursing moms through challenging breastfeeding moments and instilling confidence. Committed to empowering individuals in rural communities to embrace the benefits of breastfeeding.

Providing virtual and in-person doula care, ensuring birthing individuals in underserved areas have unwavering support and access to quality care during pregnancy and postpartum.

Skilled in managing caseloads and developing personalized care plans for diverse populations. Proficient at connecting clients to crucial community resources, fostering comprehensive and holistic care.

Enthusiastic about decreasing maternal mortality rates and addressing healthcare disparities. Striving to become an International Board Certified Lactation Consultant (IBCLC) to enhance accessibility and quality of lactation support in underserved areas.

Thrives in fast-paced startup and nonprofit environments, bringing creativity and adaptability to deliver innovative healthcare solutions. Experienced in leveraging technology and digital platforms to reach and educate diverse audiences.

Committed to holistic care, considering physical, mental, and spiritual well-being in patient interactions. Embraces cultural diversity,

Contact

www.linkedin.com/in/raven-thomas-rn-cbs (LinkedIn)

Top Skills

Project Planning

Program Management

Operations Management

Certifications

Perinatal Mood and Anxiety Disorders: Components of Care

Certified Breastfeeding Specialist

Registered Nurse

Evidence Based Birth® Instructor

Publications

Embracing Montessori When No One Else Looks Like You

Raye Parris

If you're interested in toddler independence, follow these 13 Montessori-inspired accounts

Meet Raven Thomas of Everyday With Raye in Cobb County

Want Your Toddlers to Make Their Own Breakfast? Get Them a Working Kitchen

ensuring patient values and beliefs are respected and integrated into care plans.

Committed to promoting conscious parenting and advocating for optimal learning environments, including Montessori education, to support children's growth and development. Dedicated to breaking down barriers and ensuring that all families have equal access to these transformative parenting approaches.

Open to meaningful work & collaborations that transform maternal and child health outcomes in underserved communities, while promoting evidence-based care.

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Experience

Raye The Doula
Full Spectrum Doula & Certified Breastfeeding Specialist
October 2019 - Present (4 years 7 months)

• Coach clients through preconception care during their family planning process.
• Conduct home visits during the postpartum period to assess the wellbeing of the mother and provide breastfeeding support.
• Develop personalized physical and emotional support before, during, and after childbirth for over 10 patients and families.
• Ensured compassionate bereavement support to almost 10 patients who experienced loss.
• Provided lactation care and clinical management through systematic problem solving to over 20 breastfeeding mothers.

Brown Girls Do Gymnastics
Project Manager
October 2020 - Present (3 years 7 months)
Atlanta, Georgia, United States

Responsibilities:

Social Media Management: Orchestrated social media strategies, content creation, and engagement to enhance the organization's online presence.

Fundraising and Development: Successfully contacted donors, leading fundraising efforts to support the organization's initiatives and development goals.

System Implementation: Implemented and managed the email management system Freshdesk, streamlining communication processes.

Membership Hub: Established and managed the organization's membership hub, ensuring smooth onboarding and engagement.

Contractor Onboarding: Oversaw the onboarding process for contractors, ensuring effective collaboration within the team.

Project Management: Led weekly project management meetings, utilizing Asana to coordinate tasks, track progress, and meet project deadlines.

SOP Development: Developed Standard Operating Procedures (SOPs) to ensure efficient and consistent processes across the organization.

Graphic Design: Utilized graphic design skills to create visually appealing content for various purposes.

Event Planning: Planned and executed virtual community events and contributed to the planning of in-person events.

Email Management: Managed email correspondence, ensuring timely responses and effective communication.

Ruth Health (YC S21)
2 years 2 months

Director of Clinical Operations- Maternal Health
April 2023 - February 2024 (11 months)

Interim Chief of Staff
April 2023 - August 2023 (5 months)

Birthwork Specialist
June 2022 - April 2023 (11 months)

Managed a caseload of 30+ pregnant and postpartum clients at a fast paced, digital healthcare, femtech startup company.

Communicated with clients via Zoom or AkuteHealth to provide virtual doula and lactation support.

Supported 7 live births, and 2 bereavement clients.

Created content for TikTok, social channels and ads. Gained 8,000+ followers and over 100,000 views on tiktok.

Certified Breastfeeding Specialist & Content Creator
January 2022 - June 2022 (6 months)

Freelance
Virtual Assistant
January 2019 - September 2023 (4 years 9 months)

Develop and implement strategic social media marketing plans. Direct social media and digital marketing strategy and initiatives to promote brand building, client retention, and revenue-focused activities. Utilize platforms such as Instagram, Facebook, Mighty Networks, TikTok, Twitter, and Pinterest to promote products, services and content. Monitor social media analytics and trends. Create blog post, YouTube videos, webinars, e-Books, and websites. Develop newsletters using Canva, Mailchimp, and ConvertKit. Utilized project management tools such as Asana, Honeybook, and Dubsado.
• Tripled client's social media following in 30 days.
• Increased social media post reach by 80%

Cobb & Douglas Public Health
RN Care Coordinator
December 2015 - April 2018 (2 years 5 months)

• Manager for children and youth with chronic and often complex medical conditions.
• Developed successful personalized plans of care that addressed complex medical needs as well as financial and/or cultural challenges.
• Managed a caseload of 60+ patients, providing optimal care and accurate documentation.
• Led a team as Project Leader to develop a mandatory Quality Improvement project which significantly increased productivity.
• Developed an optimized billing process which resulted in increased funding from Medicaid.

Archbold Medical Center
Registered Nurse
September 2014 - September 2015 (1 year 1 month)

• Managed large patient loads on an acute care unit with an emphasis on patient satisfaction and high-quality patient care.
• Supported inpatient admission by conducting assessments to determine patient needs.

• Collaborated with physicians, physical and speech therapists, registered dieticians, social services, and pharmacists to develop plans of care and supporting documentation.

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Education

Darton College
Associate's degree, Registered Nursing/Registered Nurse · (2011 - 2014)

Holistic Birthworker Training
Doula · (2019 - 2019)

Lactation Education Resources
Certified Breastfeeding Specialist, Lactation Consultant · (2018 - 2019)